UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

As previously disclosed:

•
On March 14, 2023, Oatly Group AB (the “Company”) entered into (1) a subscription agreement with Nativus Company Limited (“Nativus”), Verlinvest S.A. (“Verlinvest”) and affiliates of Blackstone Funds (consisting of BXG Redhawk S.à r.l. and BXG SPV ESC (CYM) L.P., jointly, the “Blackstone Funds”) to purchase $200.1 million aggregate principal amount of the Company’s 9.25% Convertible Senior PIK Notes due 2028 (the “Swedish Notes”), and (2) investment agreements with certain other investors to purchase $99.9 million aggregate principal amount of the Company’s 9.25% Convertible Senior PIK Notes due 2028 (the “U.S. Notes”).
•
On March 15, 2023, the Company entered into (i) a commitment letter relating to an amendment and restatement of the Company’s Sustainable Revolving Credit Facility Agreement (the “RCF Commitment Letter”) and (ii) a commitment letter relating to a term loan B credit facility (the “TLB Commitment Letter”).

On March 23, 2023, the U.S. Notes closed and were issued and the proceeds thereof were funded into an escrow account held by U.S. Bank National Association pending the closing of the Swedish Notes.

On April 18, 2023, the $130 million term loan facility contemplated under the TLB Commitment Letter was funded, the Swedish Notes closed and were issued and the proceeds of the U.S. Notes were released to the Company from escrow.

On April 19, 2023, the amendment and restatement of the Sustainable Revolving Credit Facility Agreement contemplated by the RCF Commitment Letter was consummated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Oatly Group AB

Date: April 19, 2023	By:	/s/ Christian Hanke
	Name:	Christian Hanke
	Title:	Chief Financial Officer